Exhibit 99.1

Jin Medical Launches Production at Plant No. 3, Accelerating Global Delivery from the Chuzhou Manufacturing Facility

Beijing, China, July 16, 2025 (GLOBE NEWSWIRE) -- Jin Medical International Ltd. (Nasdaq: ZJYL) (“Jin Medical”, and together with all its subsidiaries, the “Company”), a Nasdaq-listed provider of rehabilitation medical equipment, announced today that its wholly owned subsidiary, ZhongJin Medical Equipment (Anhui) Co., Ltd. (“Zhongjin Anhui”), has officially launched production at Plant No. 3 of Zhongjin Anhui’s intelligent manufacturing facility in Chuzhou, Anhui, China. With 19 years of expertise in rehabilitation technology, the Company is committed to accelerate the integration of the global rehabilitation device supply chain through its robust production and precision manufacturing capabilities.

At Zhongjin Anhui’s intelligent manufacturing facility in Chuzhou, robotic arms operate with precision in temperature-controlled workshops, while sapphire sparks ignite as aluminum-alloy frames are laser-welded. This high-powered engine of innovation—capable of producing 200,000 units annually—brings Japanese Industrial Standards (JIS)-certified quality into every seam, laying a strong foundation for Jin Medical’s steady expansion across regional frontiers.

Jin Medical is continuously expanding its product ecosystem, bridging rehabilitation and broader health needs. The Company’s products span across the 5.5 kg ultra-light wheelchair, competition-grade equipment certified by the International Paralympic Committee, micro hyperbaric oxygen chambers dedicated to health and wellness and beauty devices that extend into lifestyle aesthetics. Driven by a cross-disciplinary innovation mandate, the Company is uniquely positioned to anticipate and address the evolving health needs of diverse regions and populations.

“We are witnessing a historic shift in rehabilitation technology—from basic functional support to the pursuit of quality living,” Dr. Wang Erqi, Jin Medical’s CEO and Chairman of the Board, remarked. “When intelligent manufacturing in China meets insights into global demands, health solutions that put people first emerge.”

As of the date hereof, the latest batch of electric wheelchairs is undergoing rigorous vibration testing. The Company plans to supply these units to senior care communities in Istanbul, rehabilitation centers in Jerusalem, and home clinics in Tokyo. With these products, Jin Medical is committed to using technology to overcome geography and access barriers.

Along this new Silk Road of rehabilitation technology that connects the East and the West, Jin Medical’s story on the global stage is only at its prologue.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou, Jiangsu Province of China, Jin Medical designs, develops, manufactures and markets wheelchairs and living aids products for people with disabilities, elderlies, and for rehabilitation application. Currently, Jin Medical already operates two manufacturing plants of approximately 230,000 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. Jin Medical is currently establishing a new facility with 430,000 square feet in Chuzhou, Anhui Province, China. Jin Medical works with more than 40 distributors in China and more than 20 international distributors. The majority of Jin Medical’s wheelchair products, with more than 30 models, are sold to distributors in Japan and China. Jin Medical continuously delivers innovative wheelchair products that are both lightweight and ergonomic. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performances, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “should,” “intend,” “plan,” “strive,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks, including, but not limited to, the following: the Company’s ability to achieve its goals and strategies, the Company’s future business development and plans for future business development, including its financial conditions and results of operations, product and service demand and acceptance, reputation and brand, the impact of competition and pricing, changes in technology, government regulations, import and export restrictions, fluctuations in general economic and business conditions, and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission (“SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, as well as its current reports on Form 6-K and other filings, all of which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ir@zhjmedical.com